Exhibit 99.2

Seabridge Gold Inc.

MANAGEMENT PROXY CIRCULAR
(As at May 6th, 2020, except as indicated)

SOLICITATION OF PROXIES

This management proxy circular is furnished in connection with the solicitation of proxies by the management of Seabridge Gold Inc. (the “Corporation”) for use at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation, and at any adjournments thereof, to be held on June 25, 2020 at 4:30 p.m. (Toronto time). This year, with a view to observing high standards of safety in response to the novel coronavirus, or COVID-19, and respecting the recommendations of public health officials, the Corporation will be holding the Meeting in a virtual-only format. You will not be able to physically attend the Meeting, although the Meeting will be deemed to be held at the Corporation’s head office, 106 Front Street East, Toronto, Ontario, Canada M5A 1E1. The Meeting will be conducted by live audio webcast. To participate in the Meeting, including casting your vote during the Meeting, access the Meeting website at https://www.issuerdirect.com/virtual-event/sea and enter in your shareholder information provided on your ballot or proxy information previously mailed to you. As with an in-person meeting, you will be able to vote and ask questions during the Meeting. Our decision to hold the Meeting in a virtual format relates only to the 2020 Annual General Meeting at this time.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the notice-and-access regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the “notice-and-access” process and voting instructions as well as a voting instruction form or proxy form will be distributed to registered and beneficial shareholders on or about May 20, 2020. The Corporation is providing only those shareholders with existing instructions on their account to receive a paper copy of the Corporation’s meeting materials with paper copies of this Management Proxy Circular.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Registered shareholders may submit proxies by three different means; mail, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 for receipt before the Meeting. The Corporation would appreciate it if shareholders submitted their proxies by no later than 4:30 p.m. (Toronto time) on June 23, 2020. To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders. Shareholders who wish to appoint a third party proxyholder, to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) naming their proxyholder and then register their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Control Number to participate in the virtual meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/seabridge by June 23 at 4:30 p.m. (Eastern Time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered holder. In this Management Proxy Circular non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are “non-objecting beneficial owners” and has forwarded the Meeting materials to the

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Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Voting Instructions Form to the non-registered holders who are “objecting beneficial owners”.

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

Non-registered holders who wish to vote at the Meeting in person or wish to appoint a third party proxyholder, to represent them at the online Meeting must submit their voting instruction form naming their proxyholder and then register their proxyholder. (Non-registered holders may name themselves as proxyholder if they want to attend and vote their own shares.) Registering the proxyholder is an additional step once you have submitted your proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Control Number to participate in the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/seabridge by June 23 at 4:30 p.m. (Eastern Time) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Control Number via email. If a non-registered holder through a United States Nominee wishes to attend and vote at the Meeting, the non-registered holder must first obtain a valid legal proxy from the holder’s Nominee and then register in advance to attend the Annual General Meeting. Follow the instructions from the Nominee included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual General Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario
Canada M5J 2Y1

OR

Email at: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 23, 2020 by 4:30 p.m. (Eastern Time). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual General Meeting and vote your shares at https://www.issuerdirect.com/virtual-event/sea during the meeting. [Please note that you are required to register your appointment at www.computershare.com/seabridge.]

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority. If you do not give instructions to your broker or other Nominee as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals. Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares. Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings. Under these rules, the election of directors is considered a “non-routine” proposal. The appointment of auditors for the 2021 fiscal year and the authorization of the directors to fix the

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compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals. These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”). If such broker votes common shares that are unvoted by its clients for or against a routine proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals. If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a “routine” proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals. Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

RECORD DATE

The Board of Directors of the Corporation has fixed May 6th, 2020 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 65,547,960 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 6th, 2020. The holders of common shares are entitled to one vote for each Common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 6th, 2020, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

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  Pan Atlantic Bank and Trust Limited owns 6,254,432 Common shares of the Corporation representing 9.54% of the outstanding shares of the Corporation and FCMI Financial Corporation, which owns all of the shares of Pan Atlantic Bank and Trust Limited, owns 694,042 Common shares representing 1.06% of the outstanding shares of the Corporation. FCMI Parent Co., an affiliate of FCMI Financial Corporation owns 3,915,682 Common shares representing 5.97% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 322,525 Common shares of the Corporation representing less than 0.49% of the Corporation’s outstanding shares. Pan Atlantic Bank and Trust Limited is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

ELECTION OF DIRECTORS

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Corporation does not have an executive committee. The Corporation is required to have an audit committee. Members of this committee, and other committees of the Board, are as set out in the table below.

The shareholders have fixed the number of directors at nine and the Corporation presently has nine directors. Management of the Corporation proposes the following nine persons as its nominees for election as directors of the Corporation at the Meeting. Information concerning the nominees, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
A Frederick Banfield(2) (3) (4) Arizona, USA	Non-Executive Chairman, Eclipse Mining Technologies since January, 2019, formerly CTO, MineSight (formerly Mintec Inc.), a consulting and software company providing services to the minerals industry, since 1970.	Since October 1999	380,000
Rudi P. Fronk Colorado, USA Chairman and CEO	Chairman and CEO, Seabridge Gold Inc.	Since October 1999	990,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2) (3) (4) Oregon, USA	Retired as Senior Technical Advisor, Seabridge Gold Inc. in 2013 and as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	109,765
Richard C. Kraus(1) (2) (3) Colorado, USA	Executive Chairman of The RMH Group, Inc. since 2001	Since December 2013	25,000

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Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(5)
Jay Layman Wyoming, USA President and Chief Operating Officer	President and Chief Operating Officer, Seabridge Gold since June, 2011; Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011, Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010; Vice President Corporate Development, Hecla Mining Company, 2006 to April 2007.	Since June, 2012	25,400
Melanie Miller(3) (4) Colorado, USA	Executive Coach, General Manager, Hemlo Operations at Barrick Gold 2017 to 2018, Vice President, Supply Chain Management at Barrick Gold 2014 to 2018, Vice President, Supply Chain Management at Newmont 2011-2014	Since June, 2020	3,900
Clem Pelletier(3) (4) British Columbia, Canada	Process Chemist; Director, Newmont Goldcorp Corporation, May 2014 (at Goldcorp) to April, 2020; Director, BQE Water Inc. since June 2000; Advisor, Black & Veatch Engineering & Construction Group, 2016 to present; Advisor, BHP ICM Dam Advisory Group, since Sep. 2018; Technical Consultant for Sustainability, Environment, Health & Safety, since 2014; Senior Technical Advisor at ERM, Sep. 2012 to 2017	Since June 2018	10,000
John Sabine(1) (3) Ontario, Canada	Corporate Director	Since June, 2014	10,550 directly 18,000 indirectly
Gary Sugar(1) (3) Ontario, Canada	Retired in 2012 as a Managing Director at RBC Capital Markets, Director of NorZinc Ltd., former Director, Stillwater Mining Co., Osisko Mining Corp. and Romarco Minerals Inc.	Since May, 2016	7,500

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Technical Committee.
(5)	Shares beneficially owned, or controlled or directed, directly or indirectly, as at May 6th, 2020, is based upon information furnished to the Corporation by the individual directors. Unless otherwise indicated, such shares are held directly.

Shareholders will vote on directors individually, not by slate. The shareholders are being asked to fix the number of directors of the Corporation at nine and, if so fixed, the nine director nominees with the highest number of votes will be elected at the Meeting.

To the knowledge of the Corporation, no proposed director:

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(a)	is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;

(b)

is, as at the date of the Management Proxy Circular, or has been within 10 years before the date of the Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of the Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an "Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

MAJORITY VOTING POLICY

The Board of the Corporation, with the input of its Corporate Governance and Nominating Committee, works to ensure that nominees to the Board have backgrounds and expertise that reflect the needs of the Board, enabling it to discharge its functions, including through the operation of appropriately constituted committees. The Corporate Governance and Nominating Committee is tasked with ensuring that the Board has the collective capacity to oversee the various areas most relevant to the activities being undertaken by the Corporation at any particular time. However, the Board also wishes to be responsive to the input it receives from its shareholders with respect to the election of individual directors. To this end, the Corporation has adopted a majority voting policy for uncontested director elections. Under this policy, any nominee who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Corporate Governance and Nominating Committee will be expected to accept the resignation absent exceptional circumstances. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders’

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meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

EXECUTIVE COMPENSATION

For the purposes of this Management Proxy Circular:

(a) “Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b) “Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c) “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d) “Named Executive Officer” or NEO” means:

(i)	a CEO;
(ii)	a CFO;
(iii)

each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(iv)

each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

(e) “Option Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f) “Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

COMPENSATION DISCUSSION AND ANALYSIS

ROLE OF THE COMPENSATION COMMITTEE

The Corporation’s compensation policies are established and monitored by the Board of Directors as a whole, recognizing that compensation, especially to senior officers, must be directly related to board-approved strategies and goals. The Compensation Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers and making recommendations to the Board.

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The planning process begins late in the fiscal year with Board deliberation of the corporate goals and strategies to be pursued in the ensuing year in order to improve shareholder value. These goals and strategies specifically relate to increasing the value of the Corporation in the long term; they are approved and fully disclosed in the Corporation’s annual report along with an explicit review of the extent to which the previous year’s goals were achieved. Budgets are then reviewed and approved by the Board to support the board-approved goals and strategies. At the end of the year, the Compensation Committee considers performance against the goals previously set for the year then ending. A review of compensation for directors and officers at comparator companies is also undertaken. Comparator companies are those at a similar stage in the same business, of similar size and in which the configuration of the business and the responsibilities of directors and officers are also similar. The Compensation Committee also invites input from management in order to obtain their evaluation of performance at key positions and to obtain their assessment of the competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for adjustments to base pay and for bonuses, option grants and restricted share units, if any. The Board makes final determinations and may exercise its discretion.

When reviewing the compensation of the executive officers, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the senior executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

No changes are presently planned for the Corporation’s compensation policies and practices in 2020.

COMPENSATION PHILOSOPHY

All employees of the Corporation receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees consists of four elements: base salary; bonuses paid upon performance of the individual and the business; restricted share units (“RSUs”) that vest based on the achievement of corporate objectives or after specified time periods have elapsed; and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX and the Corporation’s Stock Option Plan. The Corporation does not provide sponsored or defined pension or retirement plans. Employees are expected to provide for their own retirement and to obtain their own advice in making such arrangements.

In awarding compensation the Compensation Committee compares the compensation it awards its NEOs with that of companies similar to the Corporation during the relevant year. The companies are all mining companies within a reasonable range of the market capitalization of the Corporation and its stage of development. Companies used for comparison purposes at the end of 2019 included NovaGold Resources Inc., Gabriel Resources Ltd., International Tower Hill Mines Ltd., Pretium Resources Inc., Northern Dynasty Minerals Ltd., Sabina Gold and Silver Corp., Continental Gold Inc. and Osisko Mining Inc.

BASE SALARY

In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives.

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The base salary of each particular executive officer (including each of the NEOs) is determined by an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role each executive officer played in the Corporation’s performance. The corporate objectives used to evaluate performance are set out every year in the Corporation’s annual report to shareholders together with a review of the previous year s performance against that year’s objectives.

Upon conducting an industry analysis at the end of 2019, it was determined that the Corporation’s base salary levels are at similar levels or slightly above those of its comparators, but that additional compensation is well below. Salaries of executive officers have not been increased since the end of 2015, but at the end of 2019 one of the Vice Presidents was promoted to Senior Vice President and he received a commensurate raise and another Vice President’s salary was raised on account of growth of his department and greater oversight responsibilities. Over that period, two new Vice Presidents were named by the Corporation.

BONUSES

As detailed above, bonuses are performance based and are determined by personal performance, team performance and/or Corporation performance. Bonus levels are related to the level of position of the executive officer with the Corporation and base salary. The Board ultimately has the discretion to award compensation absent the attainment of goals or to alter the bonus amounts recommended by the Compensation Committee but is only likely to exercise this discretion in ways that are consistent with the Corporation’s compensation philosophy.

In 2019 the Corporation achieved seven of the nine objectives in its 2018 Annual Report to shareholders. The first objective was concluding a joint venture or similar transaction at KSM, which was not achieved. Over 2019 the price of gold performed well and the price of copper finished the year with some strength and interest in the KSM Project increased over the year. Discussions continue with major companies, although the COVID-19 pandemic has caused some potential partners with which we have had discussions to focus on managing their own challenges from the pandemic instead of new project acquisition. The ninth objective was to increase gold ownership per common share, which also was not achieved. This is a standing objective of the Corporation, included every year in our objectives, but the Corporation’s exploration programs in 2019 were not designed to increase resource ounces. Instead, they were designed to refine targets for future drilling; at the KSM Project, the goal was to find evidence of new potential gold/copper deposits; at the Iskut Project it was to produce further confirming evidence of the potential gold/copper porphyry suspected from earlier work, at the Snowstorm Project it was to complete the initial drill test to confirm the possibility of a Turquoise Ridge/Twin Creeks style deposit. The Corporation believes this work will lead to future resource additions for the Corporation. With 7 objectives achieved and advances made towards achieving the remaining objectives, the Corporation considered it had another very successful year. Given its successes, bonuses of 30% of salary to non-director executive officers were awarded in 2019, the same as in 2018 and an increase from 25% in 2017 when capital markets were more challenging, and its Chairman and CEO and its President and COO were awarded cash bonuses of 50% of salary, the same as in 2018.

RESTRICTED SHARE UNITS

In late 2013 the Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) as a more direct means of achieving greater share ownership by its non-director officers and other employees. Stock options proved to be a somewhat ineffective means of compensating and motivating employees during the years of adverse market conditions for mining companies from 2012 to 2016, particularly non-director employees, who have met or exceeded their objectives only to see their options expire without realizing value. Options incur a significant non-cash expense when granted, reflecting their value in a volatile environment, but this expense is not recaptured when the options expire unexercised and corporate expense levels may therefore appear to be overstated. As options are

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granted with an exercise price at or above the market price at the time of grant, the number of optioned shares required to achieve a particular compensation effect is likely to be considerably greater than would be the case with a grant of RSUs, resulting in potentially greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution and therefore has used grants of RSUs in recent years for certain employees.

Since the adoption of the RSU Plan, it has become much more common for companies to compensate their directors with RSUs, for all of the reasons the Corporation adopted the RSU Plan cited above. It 2019, the shareholders of the Corporation approved the amendment of the RSU Plan to make directors eligible to receive RSU grants. In December, 2019, the directors were granted RSUs for the first time.

The RSUs granted under the plan will vest upon the achievement of corporate objectives or after a specified time period has elapsed. RSU’s tend to serve as short term (maximum of two years) compensation, depending on the vesting criteria imposed by the Board. When determining the number of RSUs to be granted to a non-director officer or other employee, the Compensation Committee takes into account the duties and seniority of the employee, the performance of the employee and the employee’s contributions to the success of the Corporation.

As described above, seven of the Corporation’s nine objectives for 2019 were met during 2019. The Corporation successfully completed a drill program that extended the Iron Cap deposit. The Corporation continued to progress in strengthening social license with Treaty and First Nations and local communities in the area of the KSM Project, including entering into a Co-operation and Benefits Agreement with the Tahltan Nation. At the Snowstorm Project, the Corporation drill tested an initial target and found evidence that a blind Getchell-style target is still possible. At the KSM Project, the Corporation focused on evaluating the potential for blind new porphyry targets and identified three. At Iskut, the Corporation sought to confirm a potential porphyry deposit below the Quartz Rise lithocap and succeeded in defining new drill targets. Work on the Johnny Mountain Mine reclamation and closure plan continued and is being well received by the Tahltan Nation and B.C. regulators. The Corporation also completed an internal study demonstrating the potential for incorporating the Iron Cap deposit earlier in the KSM mine plan to improve project economics, which led to the Corporation deciding to proceed with a new independent preliminary economic assessment, just announced on April 27, 2020. The Corporation also thoroughly reviewed the data on the Courageous Lake Project to determine if there was potential for a smaller but more robust project with encouraging results. These successes and the scale of cash bonuses were factors that the Compensation Committee considered prior to their approval of RSU compensation in December 2019. The Board decided to award RSUs to non-director executive officer’s in an amount equal to approximately 30% of their annual salary (the same percentage as in 2018, but exchangeable into a larger number of shares due to a the Corporation having more officers and the grant of RSUs to directors that are also officers), with RSUs vesting on completion of the updated KSM Prefeasibility Study and Preliminary Economic Assessment.

LONG-TERM INCENTIVES

The Corporation has provided long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX. Any options granted permit executive officers to acquire common shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to offer the directors, officers and employees the opportunity to directly benefit from increases in the Corporation’s share price over a longer period of time, which effectively aligns the financial interests of directors, officers and key employees with the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer. The

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Compensation Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. Options granted to the directors, including officers who are directors, are made subject to specific vesting requirements, which have included Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives. The options granted to directors in 2017 and 2018 will vest on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation. In previous years, options granted to the other NEOs were made subject to time-based vesting. However, the Compensation Committee recognised that option-based compensation for non-director officers is far below comparator companies and to address this in part additional options were granted in 2018 to non-director officers that vest on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation. In 2019, the Corporation granted no options to directors or executive officers, electing instead to grant RSU awards to directors and officers. This was, in part, in response to shareholder feedback in respect of the grant of options by comparison to a grant of RSUs.

OTHER COMPENSATION

The Corporation provides no compensation to its NEOs other than Base Salary, Bonuses, RSUs and Long-Term Incentives in the form of stock options as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s stock option plan and RSUs granted pursuant to the Corporation’s restricted share unit plan.

TERMINATION BENEFITS

NEOs receive a payment equal to 100% of base salary if terminated for any reason other than cause. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

ASSESSMENT OF RISKS OF COMPENSATION POLICIES AND PRACTICES

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. In general, the Board believes that these risks are lessened by the fact that the Corporation is not an operating company and therefore there is not an incentive to boost operating performance to meet short term goals at the expense of long term profitability. The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources. Directors receive regular cash reconciliations against approved budgets to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

Two Board initiatives have been taken to reduce the risk of compensating officers for undue risk-taking. First, the Corporation has a long-standing policy of imposing onerous vesting requirements for its option grants to ensure that there is little or no incentive to choose short term performance of the Corporation’s shares over the longer term development of the Corporation. Vesting requirements for directors and senior officers have been directly tied to achieving long term goals or vest over several years.

Second, the Board recognizes that the goals which it uses to assess compensation for most senior officers have an important technical component. One of the fundamental metrics that is a focus of the Corporation is the number of resource and reserve ounces of gold per share. Another example is that bonuses have been paid in recognition of the completion of favorable engineering studies, for increased resources at the KSM Project and for conclusion of an agreement with an aboriginal group. It is important for the Board to be comfortable that incentives for achieving such objectives are not jeopardizing the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees

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do not vary with the number of ounces of resources or reserves estimated by them. As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to review independently the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates. The Board expects this committee to mitigate compensation risks in connection with the Corporation’s long term goals.

The Corporation, its NEOs and directors do not engage in the purchase of financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

PERFORMANCE GRAPH

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation for a $100 investment in the Corporation’s common shares made on December 31, 2014 (being the start of such five year period). For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”) and the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) are also provided. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

Over the five year period, a $100 investment in the Corporation’s common shares would have increased in value to $203.86 as compared to an increase to $135.59 for the S&P/TSX Composite Index and a increase to $187.57 for the S&P TSX Composite Gold Index. Over the same time period, the Corporation’s salary compensation to the named executive officers has increased modestly, mainly due to increased responsibilities for executives, and bonus payments have increased, mainly because bonuses were reduced during the earlier years due to more difficult financial market conditions and lower cash balances. As outlined in this Management Proxy Circular, the Corporation awards salaries and bonuses that are competitive to officers in comparable positions in comparator companies and has tied bonus compensation to the achievement of corporate objectives. The in-the-money value of stock option compensation, the component of executive compensation that is tied to share price performance, has grown over the period but this is due to increases in share price which have also benefitted shareholders to a comparable extent.

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SHARE-BASED AND OPTION-BASED AWARDS

The Corporation’s stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. Similarly, the Corporation’s restricted share unit plan is being and will be used to provide RSUs which are granted in consideration of the duties and seniority of the non-director officer, the performance of the non-director officer and the non-director officer’s contributions to the success of the Corporation. In determining the number of options or RSUs to be granted to the directors and officers, the Board of Directors, with recommendations of the Compensation Committee, takes into account the number of options and RSUs, if any, previously granted to each director or officer, and the exercise price of any outstanding options, to ensure that such grants closely align the interests of the directors and officers with the interests of shareholders.

COMPENSATION GOVERNANCE

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Corporation, including option-based and share-based awards, through recommendations to the Board. Compensation policies are established by the Board. When new senior officers are hired the Committee analyses compensation by comparison to compensation paid by comparator companies to executives with similar responsibilities. The process followed by the Corporation in its annual review of compensation is described above under “Role of the Compensation Committee” and the responsibilities, powers and operation of the Compensation Committee are described below under “Disclosure of Corporate Governance Practices - Compensation”.

In 2019, the Corporation’s Compensation Committee was made up of Eliseo Gonzalez-Urien, Fred Banfield and Richard Kraus, all of whom are independent directors. Each has substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

The chairman of the Compensation Committee, Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large, multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publicly traded, precious metal company. Mr. Banfield co-founded Mintec Inc. and was one of the original developers of MineSightTM. Over 40 years, Mr. Banfield oversaw Mintec’s growth from 2 employees to over 230 employees and in the process acquired significant experience in compensation matters. Between 1981 and 1997 Mr. Kraus served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. These roles have given him extensive experience in compensation matters.

SUMMARY COMPENSATION TABLES

The following table (presented in accordance with National Instrument Form 51-102F6 - “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation’s most recently completed financial years. The Named Executive Officers of the Corporation are Rudi Fronk, Christopher Reynolds, Jay Layman, William Threlkeld and Peter Williams.

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					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-		Long-
			Based	Based	Annual	term	Pension	All Other	Total
NEO Name and		Salary (7)	Awards (2)	Awards (3)	Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year	($)	($)	($)	Plans (4)	Plans	($)	($)	($)
Rudi P. Fronk	2019	663,450 (1)	336,800	Nil	530,760 (5)	Nil	Nil	Nil	1,531,010
Chairman & CEO	2018	647,850 (1)	Nil	1,130,250	502,084(5)	Nil	Nil	Nil	2,280,184
	2017	649,300 (1)	Nil	675,100	308,418(5)	Nil	Nil	Nil	1,632,818
Christopher J.	2019	300,000	97,672	Nil	90,000	Nil	Nil	Nil	487,672
Reynolds	2018	300,000	92,760	188,375	90,000	Nil	Nil	Nil	671,135
VP, Finance & CFO	2017	300,000	78,840	202,530	75,000	Nil	Nil	Nil	656,370
Jay S. Layman	2019	530,760 (1)	269,440	Nil	431,243(6)	Nil	Nil	Nil	1,231,443
President & COO	2018	518,280 (1)	Nil	1,130,250	414,624(6)	Nil	Nil	Nil	2,063,154
	2017	519,440 (1)	Nil	675,100	253,227(6)	Nil	Nil	Nil	1,447,767
William E. Threlkeld	2019	398,070	121,248	Nil	119,421	Nil	Nil	Nil	638,739
Senior VP,	2018	388,710	108,220	188,375	116,613	Nil	Nil	Nil	801,918
Exploration	2017	389,580	91,980	202,530	97,395	Nil	Nil	Nil	781,485
Peter D. Williams	2019	398,070	121,248	Nil	119,421	Nil	Nil	Nil	638,739
VP, Technical	2018	388,710	108,220	188,375	116,613	Nil	Nil	Nil	801,918
Services	2017	389,580	91,980	202,530	97,395	Nil	Nil	Nil	781,485

(1)	The Chairman and CEO and the President and COO are also directors but do not receive fees for acting in their capacity as a director.
(2)	The Corporation calculated the grant date fair value of the RSUs granted in 2017-2019 based on the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
(3)	The Corporation used the Black-Scholes model as the methodology to calculate the grant date fair value for options that vest over time and relied on the following key assumptions and estimates for each calculation: Dividend yield - nil; Expected volatility - 54%; Risk free rate of return - 1.4%; expected life of options - 5 years. The Corporation chose this methodology because it is a recognized standard for such valuations.
(4)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
(5)	The bonus award reported in 2017 for Mr. Fronk included a bonus of US$87,500 in respect of performance in 2016 but not payable until 2017. The bonus award reported in 2018 for Mr. Fronk included a bonus of US$87,500 in respect of performance in 2016 but not payable until 2018 and a bonus of US$150,000 in respect of performance in 2017 but not payable until 2018. The bonus award reported in 2019 for Mr. Fronk included a bonus of US$150,000 in respect of performance in 2018 but not payable until 2019.
(6)	The bonus award reported in 2017 for Mr. Layman included a bonus of US$70,000 in respect of performance in 2016 but not payable until 2017. The bonus award reported in 2018 for Mr. Layman included a bonus of US$70,000 in respect of performance in 2016 but not payable until 2018 and a bonus of US$125,000 in respect of performance in 2017 but not payable until 2018. The bonus award reported in 2019 for Mr. Layman included a bonus of US$125,000 in respect of performance in 2018 but not payable until 2019
(7)	The salary of each of Rudi Fronk, Jay Layman, William Threlkeld and Peter Williams are payable in US Dollars. The changes in salaries of these officers shown for 2017, 2018 and 2019 in the table above are solely as a result of the change in the CDN$:US$ exchange rate (their salaries in US$ did not increase).

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INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its RSU Plan.

	Option-Based Awards				Share-Based Awards
					Number of		Market or
	Number of			Value of	Shares or	Market or Payout	Payout Value
	Securities			Unexercised	Units of	Value of Share-	of Vested
	Underlying	Option		In-The-	Shares that	Based Awards	Share-Based
	Unexercised	Exercise		Money	have not	that have not	Awards Not
	Options	Price	Option Expiration	Options (1)	Vested	vested (2)	Paid out or
			Date
Name	(#)	($)		($)	(#)	($)	Distributed
Rudi P. Fronk	150,000 (3)	15.46	December 12, 2023	375,000	20,000	359,200	NIL
	100,000 (3)	13.14	December 14, 2022	482,000
	225,000 (3)	10.45	December 19, 2021	1,689,750
	100,000 (3)	9.00	April 27, 2020	896,000
Christopher J. Reynolds	25,000 (3)	15.46	December 12, 2023	62,500	5,800	104,168	NIL
	30,000	13.14	December 14, 2022	144,600
	37,500	10.45	December 19, 2021	281,625
	100,000	13.52	March 24, 2021	444,000
Jay S. Layman	150,000 (3)	15.46	December 12, 2023	375,000	16,000	287,360	NIL
	100,000 (3)	13.14	December 14, 2022	482,000
	200,000 (3)	10.45	December 19, 2021	1,502,000
	225,000 (3)	9.00	April 27, 2020	2,016,000
William E. Threlkeld	25,000 (3)	15.46	December 12, 2023	62,500	7,200	129,312	NIL
	30,000	13.14	December 14, 2022	144,600
	25,000	10.45	December 19, 2021	187,750
	110,000	11.13	December 20, 2020	751,300
Peter D. Williams	25,000 (3)	15.46	December 12, 2023	62,500	7,200	129,312	NIL
	30,000	13.14	December 14, 2022	144,600
	25,000	10.45	December 19, 2021	187,750

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $17.96, and the exercise or base price of the option
(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $17.96
(3)	The vesting of these options is subject to the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

Incentive Plan Awards - Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2019 for each of the Named Executive Officers:

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	Option Based Awards Value	Share-Based Awards Value
	vested during the year (1)	vested during the year (2)
NEO Name	($)	($)
Rudi P. Fronk	NIL	N/A
Christopher J. Reynolds	119,975	91,020
Jay S. Layman	NIL	N/A
William E. Threlkeld	93,350	106,190
Peter D. Williams	93,350	106,190

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the closing market value of the common shares on the TSX as at the date of vesting and the exercise price of the option
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

During the most recently completed financial year the Chairman and CEO exercised 250,000 options to acquire common shares of the Corporation at an exercise price of $10.36. None of the other NEOs exercised any options to acquire common shares of the Corporation. The share based awards disclosed above are RSUs which vested during the year.

PENSION PLAN BENEFITS

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except as disclosed below, the Corporation and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the corporation or change in a Named Executive Officer’s responsibilities.

The Chairman and CEO, the President and COO, the Senior Vice President, Exploration, the Senior Vice President, Technical Services and the Vice President Finance and Chief Financial Officer of the Corporation presently earn a base salary of $500,000(US), $400,000(US), $300,000(US), $300,000(US) and $350,000 respectively per year. NEOs are entitled to a payment equal to 100% of base salary upon termination for any reason other than cause. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

DIRECTOR COMPENSATION
Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

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		Share-	Option-	Non-Equity
	Fee	Based	Based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards	Compensation	Value	Compensation	Total
Director Name	($)	($)	($)	($)	($)	($)	($)
A. Frederick Banfield	53,515	91,550	Nil	Nil	Nil	Nil	145,065
Clement A. Pelletier	66,894	91,550	Nil	Nil	Nil	Nil	158,444
Elliseo Gonzalez-Urien	66,894	91,550	Nil	Nil	Nil	Nil	158,444
Richard Kraus	73,583	91,550	Nil	Nil	Nil	Nil	165,133
John Sabine	66,894	91,550	Nil	Nil	Nil	Nil	158,444
Gary Sugar	53,515	91,550	Nil	Nil	Nil	Nil	145,065
Melanie Miller	26,432	45,775	Nil	Nil	Nil	Nil	72,207

Since January 1, 2011, the Corporation has had the same compensation plan for its outside independent directors which provides for stock options plus annual fees of US$40,000 for each director. The chairman of the Audit Committee receives an additional US$15,000 per year and the chairmen of the Compensation, Technical, and Corporate Governance and Nominating, Committees each receives an additional US$10,000 per year. In June, 2019, the shareholders approved amendments to the Corporation’s RSU Plan to make directors eligible for grants of RSUs are now a further component of its director compensation plan. RSUs were granted to directors for the first time in December, 2019. There is no additional compensation for attending meetings or participating in Board committees. This compensation is reviewed on an annual basis. The Chairman and CEO and the President and COO do not receive compensation as directors. In addition, the Corporation may compensate directors for services they may provide outside the role of a director. All such compensation is fully disclosed in notes to the December 31, 2019 annual audited financial statements and in the table herein entitled Director Compensation Table.

As disclosed elsewhere in this Management Proxy Circular, the Corporation has a stock option plan and a restricted share unit plan for the granting of incentive stock options and RSUs, respectively, to the directors. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align their personal interests to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

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	Option-Based Awards				Share-Based Awards
					Number of		Market or
	Number of			Value of	Shares or	Market or Payout	Payout Value
	Securities			Unexercised	Units of	Value of Share-	of Vested
	Underlying	Option		In-The-	Shares that	Based Awards	Share-Based
	Unexercised	Exercise		Money	have not	that have not	Awards Not
	Options	Price	Option Expiration	Options (1)	Vested	vested (2)	Paid out or
Name	(#)	($)	Date	($)	(#)	($)	Distributed
A. Frederick	18,000 (3)	15.46	December 12, 2023	45,000	5,000	89,800	Nil
Banfield	20,000 (3)	13.14	December 14, 2022	96,400
	25,000 (3)	10.45	December 19, 2021	187,750
	25,000 (3)	9.00	April 27, 2020	224,000
Clement A.	18,000 (3)	15.46	December 12, 2023	45,000	5,000	89,800	Nil
Pelletier	50,000 (3)	16.94	October 11, 2023	51,000
Elliseo	18,000 (3)	15.46	December 12, 2023	45,000	5,000	89,800	Nil
Gonzalez-Urien	20,000 (3)	13.14	December 14, 2022	96,400
	25,000 (3)	10.45	December 19, 2021	187,750
	25,000 (3)	9.00	April 27, 2020	224,000
Richard Kraus	18,000 (3)	15.46	December 12, 2023	45,000	5,000	89,800	Nil
	20,000 (3)	13.14	December 14, 2022	96,400
	25,000 (3)	10.45	December 19, 2021	187,750
	25,000 (3)	9.00	April 27, 2020	224,000
John Sabine	18,000 (3)	15.46	December 12, 2023	45,000	5,000	89,800	Nil
	20,000 (3)	13.14	December 14, 2022	96,400
	25,000 (3)	10.45	December 19, 2021	187,750
	25,000 (3)	9.00	April 27, 2020	224,000
Gary Sugar	18,000 (3)	15.46	December 12, 2023	45,000	5,000	89,800	Nil
	20,000 (3)	13.14	December 14, 2022	96,400
	25,000 (3)	10.45	December 19, 2021	187,750
	50,000 (3)	17.16	May 12, 2021	40,000
Melanie Miller	50,000 (3)	17.72	December 19, 2023	12,000	2,500	44,900	Nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $17.96, and the exercise or base price of the option.

(2)	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $17.96
(3)	The vesting of these options is subject to the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

The Corporation grants share-based awards to its non-executive directors in the form of RSUs under its RSU Plan. The RSU grants disclosed above vest upon announcement by the Corporation of the results of an updated technical report for the Corporation’s KSM Project.

The Corporation has adopted a policy that all options granted to directors, including directors that are also officers, are:

(a)	not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting; and

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(b)

made subject to specific vesting requirements, which may include the achievement of Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.

The options granted in 2015 (and expiring in 2020), in 2016 (expiring in 2021), in 2017 (expiring in 2022) and in 2018 (expiring in 2023) will vest on the completion of a joint venture transaction on the KSM or Courageous Lake Projects or other transformative transaction for the Corporation.

As discussed in the section “Restricted Share Units” above, the Corporation achieved seven of nine of the Corporation’s objectives for 2019 during 2019. The Corporation also completed one flow-through financing and a private placement offering. These achievements and comparisons of grants made by similar companies to executives with similar responsibilities were considered by the Compensation Committee when it recommended the grant of RSUs to directors at the end of 2019.

Incentive Plan Awards - Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2019 for each of the Directors:

	Option Based Awards Value	Share-Based Awards Value
	vested during the year (1)	vested during the year (2)
NEO Name	($)	($)
A. Frederick Banfield	Nil	Nil
Clement A. Pelletier	Nil	Nil
Elliseo Gonzalez-Urien	Nil	Nil
Richard Kraus	Nil	Nil
John Sabine	Nil	Nil
Gary Sugar	Nil	Nil
Melanie Miller	Nil	Nil

(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-101 sets out certain reporting requirements for issuers concerning their corporate governance practices. In response to the requirements, the Corporation reports the following with respect to its practices.

BOARD OF DIRECTORS

Independence - A majority of the Corporation’s directors are considered to be independent. The Corporation has nine directors, seven of whom it considers to be independent (a director who is independent of management and is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings); A. Frederick Banfield; Eliseo Gonzalez-Urien; Richard C. Kraus; Melanie Miller, Clem

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Pelletier; John Sabine; and Gary Sugar. The Chairman and CEO, Rudi P. Fronk, and the President and COO, Jay Layman, are not considered to be independent due to their positions as officers.

Other Directorships - The following directors of the Corporation are also directors of other public companies as of the date of this Management Proxy Circular: Rudi Fronk and Eliseo Gonzalez-Urien are directors of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; John Sabine is also a director of North American Nickel Inc.; and Gary Sugar is also a director of NorZinc Ltd.

Meetings of Independent Directors - Independent directors have a mandate to meet formally once a year without non-independent directors or management to consider their effectiveness and independence as directors and to review whether or not they have the information and resources necessary to fulfill their obligations as directors and carry out the approved mandate of the Board. In addition, the independent directors are tasked to consider their relationship to management and whether or not, in their view, they have provided sufficient direction to management and whether or not, in their view, this direction has been followed appropriately. The independent directors met once during the Corporation’s most recently completed financial year.

Independence of Chair - The Chairman is not independent due to his position as an officer of the Corporation. The Board does not have an independent lead director, but the Corporation has formed a Corporate Governance and Nominating Committee which comprises all directors that are not officers. This Committee’s work places emphasis on ensuring that independent directors have the information and resources required to meet their responsibilities and provides a mechanism for leadership input from independent directors. Board processes are designed and managed to ensure that committees are given the resources to arrive at independent conclusions. The Board’s composition supports the independent work of the Corporation’s committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates without the need for significant input from management. Two key committees in this respect are the Technical Committee, which assesses the Corporation’s engineering and geological programs and monitors results, and the Compensation Committee. Both committees have a depth of experience equivalent to that of management.

Attendance - During the fiscal year ended December 31, 2019, the Corporation held 9 directors’ meetings. All directors were at all meetings other than Gary Sugar, who attended 6 meetings. When appropriate, directors are excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors.

BOARD MANDATE

The Board’s formally approved mandate is as follows:

The Corporation’s Board of Directors is responsible for the supervision of the management of the Corporation’s business and affairs. Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation. The Board specifically recognizes its responsibility for the following areas:

(i)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting their Corporation;

(ii)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value;

(iii)	reviewing and approving the Corporation’s operating plans and monitoring performance;

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(iv)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(v)	acting diligently to ensure that the Corporation fulfills its legal and regulatory requirements;

(vi)	evaluating the effectiveness of senior management and establishing their compensation; and

(vii)	evaluating whether or not directors receive the information they require to perform their duties as directors.

POSITION DESCRIPTIONS

The Corporation has developed positions descriptions for the Chairman and CEO, the Chairman of each Board committee and the senior officers. In general, it is the responsibility of the Chairman and the Chairmen of the committees to ensure that the formally approved mandates of the Board and its committees are fulfilled. The Chairman and CEO has the responsibility for:

(i)	managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the Board;

(ii)	protecting the interests of shareholders and employees;

(iii)	complying with the Corporation’s formally approved Manual of Corporate Practices and the laws and regulations governing business conduct; and

(iv)	ensuring that the Corporation’s Board is advised of all material matters affecting the Corporation so as to enable the Board to fulfill its mandate.

ORIENTATION AND CONTINUING EDUCATION

New directors are provided with Board and committee mandates and minutes, and the opportunity to meet with individual employees and directors for briefings. The Board has no formal policy for providing continuing education to its directors. Publications, advisories from regulators and the advice of counsel and auditors are regularly provided to directors for their review. Directors are selected for their expert knowledge of the mining industry which is continuously updated by them through their involvement in the industry.

CODE OF BUSINESS ETHICS

The Corporation has adopted a formal Manual of Corporate Practices which includes a Code of Business Ethics which is posted on its website (www.seabridgegold.net) and is provided to all directors, officers and employees. The Code was updated in November 2007, 2009, 2010, 2012 and further amended at the beginning of 2018 and a copy of the updated Code is available in the Corporation’s documents at www.sedar.com. The Board does not formally monitor compliance with the Code. The CEO is responsible for reporting to the Chairman of the Audit Committee and to the Board any infractions of which he is aware. No such infractions were reported to the Board in 2019. The Code contains a specific provision for dealing with transactions in which a director has a material interest. This provision, which ensures that the Board is able to make an informed, independent decision free of conflict, was followed in 2019. A Whistleblower Policy was formally adopted in 2005 to promote ethical behaviour. This Policy is published on the Corporation's website. The Board is not aware of any reports by whistleblowers made pursuant to the Policy in 2019.

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NOMINATION OF DIRECTORS

The Corporation has a Corporate Governance and Nominating Committee that is composed entirely of independent directors. Collectively, the Board has numerous contacts in the industry and the Committee generally canvasses the directors for suggestions for new candidates for Board nomination with the expertise being sought. Once a list of candidates is established the Committee engages in a review of candidates, including interviews. The independent directors meet annually to discuss their assessment of the Board’s effectiveness including the size of the Board and whether or not it has the expertise required to perform its duties of oversight properly.

In addition to possessing current knowledge in their own areas of expertise, directors are expected to understand the fundamental basis of our corporate philosophy and the operations of the Corporation’s business. The Corporation plans site visits for all directors to major projects and all directors are invited annually to attend a lengthy briefing by the entire senior management team and key outside consultants on the current operations, plans and challenges of the Corporation. The Committee has developed a matrix of the skills possessed by the current directors which will be updated annually. This will assist in assessing Board composition and skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to provide strategic guidance and support to management. The following table sets out the skills and experience of each director nominee.

BOARD SKILLS MATRIX

			Industry	Technical	Govt.		Human
Director	Financial[1]	M&A2	Knowledge[3]	Mining[4]	Relations[5]	Governance[6]	Resources[7]	Sustainability[8]	Management[9]
Frederick Banfield	X	X	X	X		X	X		X
Rudi P. Fronk	X	X	X	X	X	X	X	X	X
Eliseo Gonzalez-Urien	X		X	X			X		X
Richard C. Kraus	X	X	X	X	X	X	X	X	X
Jay Layman	X	X	X	X		X	X	X	X
Melanie Miller	X		X			X		X	X
Clem Pelletier	X	X	X	X	X	X		X	X
John Sabine	X	X	X			X			X
Gary Sugar	X	X	X	X		X

Notes:

(1)	Understands: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Understands: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions (“M&A”).
(3)	Understands the mining industry and in particular where we have assets and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).
(4)	Understands: (i) exploration activities; (ii) geology; and (iii) project development.
(5)	Understands: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).

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(6)	Understands: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies in Canada and the United States.
(7)	Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Understands : (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) and has experience in community relations, rights of indigenous peoples, and stakeholder involvement.
(9)	Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) facilitate growth of the operations and stakeholder value.

The Corporate Governance and Nominating Committee’s primary responsibilities are to:

  Nominate candidates to be placed on the ballot for shareholders to consider at the annual shareholder’s meeting;

  Recommend nominees to be appointed by the Board to fill interim director vacancies; and

  Recommend directors to be selected for membership on the various Board committees.

COMPENSATION

The compensation committee undertakes an annual review of compensation for officers and directors. The committee works with a list of comparable companies selected on the basis of size and nature of business in order to ensure that the comparison is relevant with respect to roles, responsibilities and requirements imposed upon officers and directors. Compensation for these comparable companies is obtained from public sources. The committee attempts to compensate its officers and directors within the range established by its peer group after considering both cash compensation (salaries and bonuses) and options.

The compensation committee consists entirely of independent directors.

The formally approved mandate of the compensation committee is as follows:

(i)

On an annual basis, review the total compensation of the President and COO, the Chairman and CEO, the Chief Financial Officer and Vice President(s) against their performance, mandates and goals and make recommendations on their compensation to the Board;

(ii)

Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Corporation’s options and RSU programs in conformity with the Corporation’s Option Plan and Restricted Share Unit Plan;

(iii)	Review on an annual basis the Corporation’s overall hiring and compensation practices with reference to industry norms.

The Corporation has not retained an outside compensation consultant or advisor.

OTHER BOARD COMMITTEES

In addition to the Compensation Committee, the Corporate Governance and Nominating Committee and the Audit Committee, the Corporation has a Technical Committee and the Board has adopted a mandate that outlines guidelines and responsibilities for this committee and the corporate governance element of the Corporate Governance and Nominating Committee. In addition to its responsibilities with respect to Board nominations, the mandate of the Corporate Governance and Nominating Committee includes the following:

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(i)	Prepare and recommend to the Board on an annual basis, proposed goals for the Corporation and its CEO and a mandate for the CEO;

(ii)	Ensure that the Board is adequately informed of developments and issues within the Corporation such that it is able to fulfill its duties and responsibilities;

(iii)	Ensure that the Board reviews and approves all major corporate decisions which could reasonably be expected to affect shareholder value;

(iv)	Assess the effectiveness of the Board as a whole, of each of the directors and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board;

(v)	Conduct an annual discussion among independent directors on the role and effectiveness of independent directors;

(vi)	Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

(vii)	Oversee the administration of the Corporation’s Manual of Corporate Practices;

(viii)

Oversee an annual review of each director’s business interests in accordance with the Corporation’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Corporation and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Corporation and its shareholders; and

(ix)	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

To help ensure that the Corporation makes full and timely disclosure of all material information related to its operations and complies with all aspects of the law in this respect, the Corporation has adopted its Disclosure Policy.

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt best practices in the areas of exploration (including estimating and disclosing mineral reserves), development, operations and promotion of a healthy, safe, and environmentally and socially responsible work environment. The Committee’s primary responsibilities are to:

(i)	provide advice, counsel and recommendations to management in these areas, including case- specific review of development projects and adoption of best practices in management; and

(ii)

assist the Board in its oversight of (a) these areas in relation to the Corporation; (b) the Corporation’s compliance with policies, procedures and standards relating to these areas; and (c) management of risks related to these areas.

ASSESSMENTS

Independent directors meet annually without non-independent directors or management to assess the effectiveness of the Board. No formal method of evaluation is used.

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TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Corporation has not adopted term limits for the directors. During the Corporate Governance and Nominating Committee’s annual review of the Board s effectiveness the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen periodic turnover in directors in recent years and believes its approach to Board renewal has been effective.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND AS EXECUTIVE OFFICERS

In 2019 the Corporation adopted a written Policy Statement on Diversity including the identification and nomination of women directors. The Policy is annexed as Appendix 1 to this Circular.

The Corporation is of the view that Board membership should be based on merit and remains committed to selecting the best qualified persons to the Board. To be effective, Board members must possess the diverse qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders. The Board has identified diversity as one of several factors to be considered in nominating or appointing its members. For the purposes of Board composition, “diversity” includes, but is not limited to, gender, visible minorities, indigenous minorities, people with disabilities, and age. The Board recognizes that diversity in experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations. In addition, an appropriately diverse Board will include members who collectively have the broad range of specific skills, industry and professional experience required for the Board to meet its varied responsibilities in the overall direction of the Corporation. Board appointments will be made based on the abilities, skills and experience the Board requires from time to time, while recognizing that more diversity of Board composition is intended to create a more effective Board. In particular, the Board’s Corporate Governance and Nominating Committee has assumed responsibility for identifying and evaluating outstanding women candidates for consideration as new directors as positions are vacated.

The Corporate Governance and Nominating Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. This Committee also oversees the conduct of the annual review of the Board’s effectiveness. In reviewing the Board’s composition, the Committee will take into consideration diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Corporate Governance and Nominating Committee will consider the balance of skills, experience, independence and knowledge on the Board and the diversity of the Board. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

The objectives and key considerations underlying the Policy are set forth above.

Of the nine current members of the Corporation’s Board of Directors, one (11.1%) is a woman. Of the nine executive officers of the Corporation (including officers that are also directors), one (11.1%) is a women.

The Corporation’s Employment Policy, which is set forth in its Manual of Corporate Policies and Practices, states that “The Company is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.” In order to

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promote diversity, the Corporation has begun to consider more consciously the level of representation of women, and other under-represented groups, when identifying candidates for positions as officers. Once candidates are identified, as stated in the Corporation’s Employment Policy: “The fundamental principle of the Company’s Employment Policy is that all employment decisions should be made on the basis of merit.”

In addition to the mandate to enact procedures and processes to encourage diversity on the Board, the Committee will also assess the Corporation’s performance in achieving diversity objectives, under the Corporation’s Employment Policy, including the level of representation of women at all levels of the organization, including executive officers. While gender diversity is considered when evaluating candidates for director and senior management, specific targets have not been set as all potential nominees are evaluated on the basis of their individual merits and experience and the requirements of the Corporation.

Nonetheless, the Corporation is committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and illegal harassment.

The Corporate Governance and Nominating Committee will review its Policy Statement on Diversity at least every two years, and earlier if it determines it is necessary.

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.seabridgegold.net. Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders please advise us at: The Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.net or by fax at 416-367-2711.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through the membership on the Board of Directors of a key member of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation. Monthly financial reports are provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004 the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. In the past, the Corporation has followed this procedure on an informal basis but has elected to formalize the review in keeping with new standards for continuous financial disclosure. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,987,165 shares	$12.35	841,653 shares
Equity compensation plans not approved by securityholders	15,985(1) shares	$6.30	Nil
Total	3,003,150 shares	$12.32	841,653 shares

(1)	Under the terms of the acquisition of SnipGold Corp. by the Corporation, the options held by directors and officers of SnipGold Corp. under its Stock Option Plan (the “SGG Plan”) became exercisable to acquire common shares of the Corporation (instead of common shares of SnipGold Corp.). These options continue to exist under the SGG Plan. The SGG Plan has never been approved by the Corporation’s shareholders but no further option grants will be made under the SGG Plan.

INFORMATION CONCERNING THE CORPORATION’S STOCK OPTION PLAN

The Corporation’s Stock Option Plan was originally adopted upon the listing of the Corporation’s common shares on The Toronto Stock Exchange (“TSX”) in 2008. Since 2008 the Corporation has amended the Stock Option Plan from time-to-time to increase the number of shares issuable under the Stock Option Plan and to make another amendment to keep its terms consistent with the Policies of the TSX. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and

(ii)

increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

The Stock Option Plan, as amended, (the “Option Plan”) is a fixed share stock option plan pursuant to which the number of common shares reserved for issuance is fixed from time to time by the shareholders of the Corporation, but such number of shares is a single pool available for grants under either the Option Plan or the RSU Plan. Other information relating to the Option Plan is summarized as follows:

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  Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

  At May 6th, 2020, the number of shares issuable, but not already issued, pursuant to the exercise of options granted or available for grant under the Option Plan and under all other security based compensation arrangements of the Corporation, including the RSU Plan described below, cannot exceed 3,776,153 common shares of the Corporation unless such figure is amended with the approval of the Corporation’s shareholders. This figure represents approximately 5.8% of the Corporation’s issued and outstanding shares as of May 6th, 2020.

  As of May 6th, 2020, the Corporation has an aggregate of 2,934,500 options outstanding under the Option Plan. The 2,934,500 outstanding options represent approximately 4.5% of the Corporation’s issued and outstanding shares as of May 6th, 2020.

  The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period. The number of shares issuable to insiders of the Corporation at any time under all security based compensation arrangements of the
  Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares on a non-diluted basis at such time. The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

  The exercise price for options granted under the Option Plan must be not less than the closing market price on the day preceding the date of grant of the options.

  Vesting of options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Option Plan. In the event of a change of control of the Corporation, all outstanding options become vested.

  The maximum term of options granted under the Option Plan will be 5 years from the date of grant.

  If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

  If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or three months after the optionee ceases to be eligible to receive options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than three months after the optionee ceases to be eligible to receive options.

  The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the

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Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee. Any other amendments to the Option Plan or options granted thereunder will be subject to the approval of the shareholders. In particular, the Option Plan specifies that the Option Plan may not be amended without approval of shareholders in any of the following ways:

(h)	to increase the Option Plan maximum or number of shares reserved for issuance under the Option Plan;

(i)	to grant additional powers to the board of directors to amend the Option Plan or individual options without shareholder approval;

(j)	to reduce the exercise price of options or other entitlements held by insiders;

(k)	to extend to the term of options held by insiders; and

(l)	to change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Option Plan.

  The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

  Stock options granted under the Option Plan are not assignable, but may be exercised by the personal representative of a deceased optionee.

  Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

  The Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of options in the event the Corporation proceeds with certain changes or transactions in which the
  Corporation’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory

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acquisition or going private transaction is completed. In such case the provisions typically entitle the optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the optionee would have been entitled had the optionee held the shares issuable under the option before such transaction, with certain exceptions. In the event that the Corporation agrees to a transaction, or is subject to a takeover bid, under which greater than 2/3rds of its outstanding shares are acquired by another person or group of persons acting in concert, the Option Plan also gives the directors the discretion to transform the option into a stock appreciation right. In the event an option is transformed into a stock appreciation right, the holder shall then be entitled to a cash payment instead of being entitled to acquire shares at a certain price. The amount of the cash payment payable shall be calculated as follows:

Cash = S x (AP-EP)

Where:	S is the number of shares subject to the Option to which the relevant stock appreciation right relates;

EP is the Exercise Price of the Option to which the relevant Stock Appreciation Right relates; and

AP is the cash value of the consideration offered in the transaction, and if the consideration offered is not cash then the cash value shall be determined as of the date the consideration is initially offered. In the case of securities publicly traded on an exchange or quotation system, the cash value shall be determined using the 15 trading day volume weighted average price of the securities offered. In the case of securities not publicly traded, the cash value shall be determined in the manner decided by the directors of the Corporation, acting reasonably.

  Other than in these circumstances, the Option Plan does not contain provisions allowing the Corporation to transform a stock option into a stock appreciation right.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our Stock Option Plan for the three most recently completed financial years:

Plan	2019 Burn Rate(1)	2018 Burn Rate(1)	2017 Burn Rate(1)
Stock Option Plan	0.08%	1.04%	1.07%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

A copy of the Option Plan is available for review on the Corporation’s website at www.seabridgegold.net.

INFORMATION CONCERNING THE CORPORATION’S RESTRICTED SHARE UNIT PLAN

At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the RSU Plan. Under the terms of the RSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration upon vesting of an RSU in accordance with the terms of the RSU Plan.

A non-director officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU Plan and who agrees to participate in the RSU Plan is an eligible participant to receive RSUs under the RSU Plan (an “RSU Participant”). Participation in the RSU Plan is voluntary and, if an eligible participant

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agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant (an “Award Agreement”).

The maximum number of Shares issuable, but not already issued, upon conversion of RSUs granted or available for grant under the RSU Plan and under all other security based compensation arrangements of the Corporation, including the Option Plan described above, cannot exceed 3,776,153 common shares of the Corporation unless otherwise approved by shareholders, representing in aggregate approximately 5.8% of the Corporation's issued and outstanding common shares as at May 6, 2020. There are no RSUs outstanding as of May 6, 2020.

The RSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation (including the Stock Option Plan), may not result in:

(a)	the number of common shares issuable to insiders at any time exceeding 10% of the outstanding shares of the Corporation; or

(b)	the issuance to insiders of the Corporation, within a one year period, of a number of common shares exceeding 10% of the outstanding issue; or

(c)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one year period, of more than 5% of the outstanding issue.

A RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 1 business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant. On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU Plan, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date. In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Under the terms of the RSU Plan, the Board may, from time to time:

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(a)	amend the RSU Plan or any RSU, without obtaining approval of the shareholders of the Corporation to:

(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

(ii)	change vesting provisions of the RSU Plan or any Restricted Share Units; or

(iii)	any other amendments of a non-material nature; or

(b)	suspend, terminate or discontinue the terms and conditions of the RSU Plan and the Restricted Share Units granted under the RSU Plan,

provided that:

(c)

no such amendment to the RSU Plan shall cause the RSU Plan to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) (the “ITA”) or any successor to such provision; and

(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, “disinterested” shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU Plan or an amendment to the RSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU Plan;

(b)	to change the definition of eligible participants;

(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of RSUs which may be granted to insiders under the Plan;

(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(e)	to permit awards other than RSUs under the RSU Plan; and

(f)	to amend the amendment provisions of the RSU Plan so as to increase the ability of the Board to amend the RSU Plan without shareholder approval.

The RSU Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of RSUs.

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In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU Plan for the three most recently completed financial years:

Plan	2019 Burn Rate(1)	2018 Burn Rate(1)	2017 Burn Rate(1)
RSU Plan	0.22%	0.12%	0.12%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Shareholders will be asked to vote on the reappointment of KPMG LLP, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid the Auditors.

AUDITORS’ FEES

For the years ended December 31, 2019 and 2018, the Corporation paid the external auditors as detailed below:

	2019	2018
Audit fees	$300,000	$239,000
Audit related fees	$80,000	Nil
Tax fees	$95,000	$90,531
Other fees	Nil	Nil
Total	$475,000	$329,531

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

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OTHER MATTERS TO BE ACTED UPON

APPROVAL OF EXTENSION OF STOCK OPTIONS OF DIRECTORS

The Corporation has 425,000 outstanding stock options (the “Options”) that had been granted to directors and were going to expire on April 27, 2020 without having vested. The options are exercisable at $9.00 per share and vest on the completion of a joint venture transaction on KSM or Courageous Lake or other transformative transaction for the Corporation. The Options are held by the directors of the Corporation as follows:

Director	No. of Options
Rudi Fronk	100,000
Jay Layman	225,000
Fred Banfield	25,000
Eliseo Gonzalez-Urien	25,000
Richard Kraus	25,000
John Sabine	25,000

Since the date of grant of the Options on April 27, 2015, the Corporation has significantly advanced the KSM Project through establishing additional resources at Kerr, dramatically increasing resources at Iron Cap, improving the attractiveness of the KSM Project to copper producers, releasing an updated PFS and PEA in 2016, completing additional technical studies to improve projected Project performance and the conclusion of a Co-operation and Benefits Agreement with the Tahltan Nation. The Corporation’s advancement of the KSM Project has attracted serious interest from major mining companies in a potential investment in, or joint venture in respect of, the KSM Project. Over that the Corporation has received proposals from major companies to complete transactions that would have resulted in the Options vesting but either not accepted them or market conditions have deteriorated and the proposal was withdrawn before final documentation could be concluded. Earlier this year, the Corporation had again begun discussions with potential partners regarding a possible transaction structure, but before they could advance the COVID-19 pandemic sidelined discussions while those potential partners focus on internal issues. By early April, 2020, the Corporation was close to completing a technical report on the KSM Project that presents an updated preliminary economic assessment which incorporates the advancements in the Project since the 2016 report and is expected to make the Project more attractive to potential joint venture partners and make concluding a transformative transaction more likely. After taking all of these factors into consideration, the Compensation Committee recommended and the Board of Directors approved the extension of the Options by one year, subject to shareholder and any necessary stock exchange approval.

Under the Option Plan, any extension of the term of an option held by insiders requires approval by a simple majority of disinterested shareholders, being those shareholders that were not granted the options that are the subject of the resolution.

At the Meeting disinterested shareholders will be asked to pass a resolution approving the extension of the Options by one year in the following form:

“BE IT RESOLVED, as a resolution of disinterested shareholders, that the extension of expiry date of the 425,000 options of the Corporation granted to directors of the Corporation having an exercise price of $9.00 per share by one year to April 27, 2021 as described in the Corporation’s Management Proxy Circular related to this meeting is hereby ratified, confirmed and approved.”

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.net to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation’s comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual

Information Form under Item 9 - Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2021 must be received by the Corporation by February 5, 2021.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Management Proxy Circular.

DATED this 6th day of May, 2020.

SEABRIDGE GOLD INC.

By:	“Rudi P. Fronk”
Rudi P. Fronk
Chairman and CEO

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APPENDIX 1

SEABRIDGE GOLD INC.

POLICY STATEMENT ON DIVERSITY

The Corporation is of the view that Board membership should be based on merit and remains committed to selecting the best qualified persons to the Board. To be effective, Board members must possess the diverse qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders. The Board has identified diversity as one of several factors to be considered in nominating or appointing its members. For the purposes of Board composition, “diversity” includes, but is not limited to, gender, visible minorities, indigenous minorities, people with disabilities, and age. The Board recognizes that diversity in experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations. In addition, an appropriately diverse Board will include members who collectively have the broad range of specific skills, industry and professional experience required for the Board to meet its varied responsibilities in the overall direction of the Corporation. Board appointments will be made based on the abilities, skills and experience the Board requires from time to time, while recognizing that more diversity of Board composition is intended to create a more effective Board.

In particular The Board’s Corporate Governance and Nominating Committee has assumed responsibility for identification and evaluation of outstanding women candidates for consideration as new directors as positions are vacated.

TERMS OF THIS POLICY

Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (the “Committee”) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board’s effectiveness. In reviewing the Board’s composition, the Committee will take into consideration diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge on the Board and the diversity of the Board. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Disclosure

The Corporation will publish this Policy Statement on its web site and in its management information circular together with:

a.	a summary of the measures taken or proposed to ensure the effective implementation of this Policy;
b.	how the Committee measures the effectiveness of this Policy;
c.	annual and cumulative progress by the Corporation in achieving this Policy’s objectives;
d.	how the Committee considers the level of representation of diversity of people on the Board when identifying and nominating candidates for election or re-election to the Board;
e.	disclosure as to why the Corporation has not set a target regarding women on the Board; and
f.	the number and proportion (as a percentage) of women directors on the Board.

Policy Review

The Committee will review this Policy at least every two years, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.